

Mail Stop 3561

December 29, 2016

Via E-mail
Dani Reiss
President and Chief Executive Officer
Canada Goose Holdings Inc.
250 Bowie Avenue
Toronto, Ontario, Canada, M6E 4Y2

     Re: **Canada Goose Holdings Inc.**
           Draft Registration Statement on Form F-1
           Submitted December 2, 2016
           CIK No. 0001690511

Dear Mr. Reiss:

     We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cover page

2.   Much of the information contained in the cover letter following the pictures is not information that is required by Item 501 of Regulation S-K to be on the cover page. You may include such information elsewhere in the prospectus. Refer to Securities Act Release 33-6900 (June 17, 1991) for guidance. Please revise.

Industry and Market Data, page i

3.   We note the sentences on the inside cover page that the research by Euromonitor "should not be relied upon" and that investors "should not place substantial weight on these studies in making your investment decision." Please remove such statements, as they imply that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Summary Historical Consolidated Financial and Other Data, page 10

4.   We note that you exclude "Bain Capital management fees" and " non-cash interest on Bain Capital subordinated debt" from your non-GAAP adjusted net income measure. Please explain to us why these expenses are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Risk Factors, page 14

5.   We note your statement "The risks and uncertainties described below are not the only ones we face." Since you are required to disclose all risk factors that you believe are material at this time, please delete this statement.

Use of Proceeds, page 36

6.   Please set forth the interest rate and maturity of the indebtedness you intend to repay. See Instruction 4 to Item 504 of Regulation S-K.

Recapitalization, page 38

7.   Please clarify when you will take each of the actions described in this section and how you will provide disclosure of that reflects the changes to the capital structure of the registrant prior to completion of this offering. For example, when will you disclose the terms of the new credit agreement.

Results of Operations, page 49

8.   We note you provide comparison of the fiscal year ended March 31, 2015 to the unaudited pro forma combined period for the fiscal year ended March 31, 2014. Please also provide a separate discussion and analysis of historical results of operations for predecessor period between April 1, 2013 and December 8, 2013 and successor period between December 9, 2013 and March 31, 2014 as presented in your audited consolidated statements of Income (Loss) and comprehensive Income (Loss) on page F-3. Refer to Item 5 of Form 20-F.

9.   For each of your discussion and analysis of results of operations between periods, please revise your disclosure for the following to the extent material:

- We note from Note 6 on page F-23 and Note 4 on page F-56 that you present cost of sales, gross profit, selling, general and administrative expenses by segments. Please revise your discussion and analysis of these cost and expenses by segment.
- We note you provide multiple reasons for the discussion and analysis of changes of various items of your consolidated statements of income (loss) and comprehensive income (loss) between periods. Please individually quantify the significant factors that contributed to the period to period changes. Refer to FRC 501.04 for additional guidance.

Three Months Ended September 30, 2016 Compared to Three Months Ended September 30, 2016

Income Taxes, page 50

10.   Please revise your disclosure to discuss the higher expected annual effective tax rate in fiscal 2017 and the rate used to estimate the income taxes for the interim periods.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Income Taxes, page 52

11.   We note from page F-25 you present $3,545 for change in manner of recovery in your reconciliation from expected statutory rate to effective tax rate. Please describe the nature of change in manner of recovery and how it relates to "the benefit of a one-time derecognition of a deferred tax liability."

Cash Flows

Cash flows from operating activities, page 58

12.   Please expand your discussion and analysis of cash flows from operating activities to address and quantify material changes in underlying drivers, rather than merely describing items identified on the face of the consolidated statements of cash flows. Refer to FRC 501.13.b.1 for additional guidance

Contractual Obligation, page 59

13.   Please revise your disclosure to quantify your interest commitments to your credit facility and subordinated debt. In addition, confirm that you have no purchase obligations that are required to be disclosed.

Business, page 65

14.   Please reconcile your statement on page 66 that you are one of the worlds most desired outerwear brands with your statement in the following paragraph that the vast majority of consumers outside Canada are not aware of Canada Goose.

15.   Please tell us how you determined which retailers to list in the fifth paragraph on page 72?

16.   We note you include photographs on page 73 representing Goose People with captions on the photographs.   Please provide us with clear images of these photographs and the statements included with the photographs.

17.   Please clarify what you mean by a holistic omni-channel customer experience in the first paragraph on page 74.

Certain Relationships and Related Party Transactions, page 98

18.   Please revise to indicate the amounts reimbursed to the Manager for out-of-pocket expenses incurred in connection with the provision of the consulting services or advise us why the amounts are not required to be disclosed. Please also indicate the amounts paid to the Manager as a transaction fee in connection with any financing, acquisition, disposition or change of control transactions or advise us why the amounts are not required to be disclosed.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), page F-3

19.   We note from page F-34 that Class A and B junior preferred shares and Class A and B senior preferred shares (collectively "preferred shares") will convert automatically into variable number of common shares immediately prior to closing of your offering. Please tell us why you have not presented pro forma earnings per share for the year ended March 31, 2016 and any subsequent interim period presented that gives effect to the automatic conversion of all of your outstanding preferred shares into common shares immediately prior to the closing of your offering.

Note 17. Equity instruments, page F-34

20.   We note from your disclosure that your preferred shares will automatically convert to a variable number of common shares. Please revise your disclosure to describe how the variable number of common shares is calculated for each of your class of preferred shares.

Signatures

21.   Please include the signature of or identify your Controller or Principal Accounting Officer.

You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Joel Parker, Senior Assistant Chief Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Thomas Holden, Esq.
        Ropes & Gray LLP